



MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I N D

bhpbilliton

Appointment of Proxy

I/We being a member/s of BHP Billiton Limited and entitled to attend and vote hereby appoint

X the Chairman of the Meeting (mark box with an 'X') **OR** [ ]

Write here the name of the person (or body corporate) you are appointing if this person **is someone other than** the Chairman of the Meeting.

or failing the person or body corporate named above, or if no person is named, the Chairman of the Meeting, to act generally at the Meeting on my/our behalf and to vote in accordance with the directions on this proxy form or, if no directions have been given, as he or she sees fit, at the Meeting and at any adjournment thereof.

[ ] **IMPORTANT: FOR ITEMS 31 and 32 BELOW -** If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on items 31 and 32 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on items 31 and 32 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of items 31 and 32.

Voting directions to your proxy -

Please mark X (within the box) to indicate your directions

Item	For	Against	Abstain
1. To receive the 2006 Financial Statements and Reports for BHP Billiton Plc			
2. To receive the 2006 Financial Statements and Reports for BHP Billiton Ltd			
3. To elect Mr P M Anderson as a Director of BHP Billiton Plc			
4. To elect Mr P M Anderson as a Director of BHP Billiton Ltd			
5. To elect Mr M J Kloppers as a Director of BHP Billiton Plc			
6. To elect Mr M J Kloppers as a Director of BHP Billiton Ltd			
7. To elect Mr C J Lynch as a Director of BHP Billiton Plc			
8. To elect Mr C J Lynch as a Director of BHP Billiton Ltd			
9. To elect Mr J Nasser as a Director of BHP Billiton Plc			
10. To elect Mr J Nasser as a Director of BHP Billiton Ltd			
11. To re-elect Mr D A Crawford as a Director of BHP Billiton Plc			
12. To re-elect Mr D A Crawford as a Director of BHP Billiton Ltd			
13. To re-elect Mr D R Argus as a Director of BHP Billiton Plc			
14. To re-elect Mr D R Argus as a Director of BHP Billiton Ltd			
15. To re-elect Dr D C Brink as a Director of BHP Billiton Plc			
16. To re-elect Dr D C Brink as a Director of BHP Billiton Ltd			
17. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Plc			
18. To re-elect Dr J G S Buchanan as a Director of BHP Billiton Ltd			
19. To re-elect Dr J M Schubert as a Director of BHP Billiton Plc			
20. To re-elect Dr J M Schubert as a Director of BHP Billiton Ltd			
21. To reappoint KPMG Audit Plc as the auditor of BHP Billiton Plc			
22. To renew the general authority to allot shares in BHP Billiton Plc			
23. To renew the disapplication of pre-emption rights in BHP Billiton Plc			
24. To approve the repurchase of shares in BHP Billiton Plc			
25. To approve the cancellation of shares in BHP Billiton Plc held by BHP Billiton Ltd or one of its subsidiaries on each of the following dates:			
(i) 31 December 2006			
(ii) 31 March 2007			
(iii) 15 May 2007			
(iv) 30 June 2007			
(v) 30 September 2007			
(vi) 15 November 2007			
26. To approve the 2006 Remuneration Report			
27. To approve the grant of awards to Mr C W Goodyear under GIS and the LTIP			
28. To approve the grant of awards to Mr M J Kloppers under GIS and the LTIP			
29. To approve the grant of awards to Mr C J Lynch under GIS and the LTIP			
30. To approve the BHP Billiton Global Employee Share Plan			
31. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Plc to non-executive Directors in any year			
32. To approve a change to the maximum aggregate remuneration paid by BHP Billiton Ltd to non-executive Directors in any year			

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Individual/Sole Director and Sole Company Secretary	Director	Director/Company Secretary

B H P B 1 6 P R XX 031424_00JRVH





If undeliverable please return to:
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Vic 3001
Australia

POSTAGE
PAID
AUSTRALIA

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

bhpbilliton

BHP Billiton Limited
Shareholder Pack 2006

Working towards a sustainable future

BHP Billiton's Sustainability Report for 2006 is now available on our website at:

http://sustainability.bhpbilliton.com/2006/

Vote online

Visit bhpbilliton.com and select vote online under Shareholder Services and follow the prompts.

GROWTH OPTIONS
PROJECT PIPELINE
FINANCIAL STRENGTH AND DISCIPLINE
THE BHP BILLITON WAY
WORLD-CLASS ASSETS
LICENCE TO OPERATE
PEOPLE
THE STRATEGIC DRIVERS THAT DELIVER THE ESSENTIAL ELEMENTS

031424_00JRVH



All Registry communications to:
BHP Billiton Share Registry
C/- Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001
Australia

A member of the BHP Billiton group
which is headquartered in Australia

Questions from Shareholders

The Annual General Meeting (AGM) of BHP Billiton Limited will be held at the Brisbane Convention & Exhibition Centre, Brisbane on Wednesday, 29 November 2006 at 10.30am (Brisbane time). Shareholders who are unable to attend the meeting or who may prefer to register questions in advance, are invited to do so. This form is provided as a convenient way to submit any questions you may have.

Please return your completed question form to our Share Registry, C/- Computershare Investor Services Pty Limited, PO Box 782, Melbourne VIC 3001, or by facsimile to (61 3) 9473 2460 at least 5 business days before the AGM. The envelope provided for the return of your proxy form may also be used for this purpose. Alternatively, you can email the Share Registry at web.queries@computershare.com.au

You may also submit written questions to the auditor if the questions are relevant to the content of the auditor's report or the conduct of the audit of the financial report to be considered at the AGM.

We will endeavour to address the more frequently raised questions during the course of the AGM. If time does not permit us to address all questions at the AGM we will prepare responses and make these available on our website.

Your Name(s): _____

Securityholder Reference Number (SRN) or Holder Identification Number (HIN):

I | | | | | | | | | | or   X | | | | | | | | | |

Question(s):   **Please mark** [X] **if it is a question directed to the Auditor**

1. _____ [ ]
_____
_____
_____
_____

2. _____ [ ]
_____
_____
_____
_____

3. _____ [ ]
_____
_____
_____
_____

4. _____ [ ]
_____
_____
_____
_____

Thank you for your time.

BHPB

BHP Billiton Limited
Registered in Australia ABN 49 004 028 077



031424_00JRVH











BHP Billiton Limited
Registered in Australia
ABN 49 004 028 077

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 782 Melbourne
Victoria 3001 Australia
Enquiries (within Australia) 1300 656 780
(outside Australia) 61 3 9415 4020
Facsimile 61 3 9473 2460
www.computershare.com

000001
000
BHP
MR JOHN SMITH 1
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Securityholder Reference Number (SRN)

I 1234567890 I N D

LODGEMENT OF YOUR PROXY FORM

This proxy form must be received by 11.30am (Melbourne time) on Monday, 27 November 2006

Any proxy form (and any Power of Attorney under which it is signed) received after that time will not be valid for the scheduled meeting.

How to complete this proxy form

If you are unable to attend the Annual General Meeting to be held in Brisbane on Wednesday, 29 November 2006 at 10.30am (Brisbane time), you are encouraged to appoint a person or body corporate who will attend as your proxy and exercise your right to vote your shares. Note that if you appoint a body corporate as your proxy, the body corporate should appoint a person as its representative at the Annual General Meeting in accordance with section 250D of the Corporations Act.

Appointment of a second proxy

A shareholder is entitled to appoint up to two persons (whether shareholders or not) to attend the meeting and vote. A separate proxy form should be used for each proxy appointment. An additional proxy form will be supplied on request.

Any questions?

Telephone: (Australia only) 1300 656 780; (International) (61 3) 9415 4020 if you have any questions on how to complete this proxy form or you would like an additional proxy form.

Directing your proxy how to vote

If you wish to direct your proxy how to vote (or not to cast any vote) on any resolution, place a mark ("X") in the "For", "Against" or "Abstain" box. If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

Signing instructions

You must sign this proxy form as follows in the spaces provided:
Individual: where the holding is in one name, the proxy form must be signed by the shareholder or the shareholder's attorney.
Joint holding: where the holding is in more than one name, all of the shareholders should sign.
Power of Attorney: to sign under Power of Attorney, you must have already lodged the Power with the share registry for notation. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this proxy form when you return it.
Companies: where the company has a Sole Director who is also the Sole Company Secretary, this proxy form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can sign alone. Otherwise this proxy form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.
If a representative of a company shareholder or a company proxy is to attend the meeting the appropriate 'Appointment of Corporate Representative Form' should be produced prior to admission. This form may be obtained from BHP Billiton Ltd's share registry.
Internet voting: go to www.bhpbilliton.com, and select Vote online under Shareholder Services and follow the prompts and instructions. To access this service you will need your Securityholder Reference Number (SRN) or Holder Identification Number (HIN) which is printed on the top right hand corner of this proxy form.

Documents may be lodged:

VIA INTERNET
www.bhpbilliton.com
(refer internet voting instructions above)

BY FAX
61 3 9473 2460

BY MAIL
Share Registry
Computershare Investor Services Pty Limited
GPO Box 782
Melbourne Victoria 3001 Australia

IN PERSON
Share Registry
Computershare Investor Services Pty Limited, 452 Johnston Street, Abbotsford
Melbourne Victoria 3067 Australia